NUTRITION 21, INC.
4 Manhattanville Road
Purchase, NY 10577
(914) 701-4500

December 17, 2007

By EDGAR “CORRESP”

John L. Krug, Esq.
Senior Counsel
Division of Corporation Finance
United States Securities and Exchange Commission
Washington, D.C. 20549

Re:	NUTRITION 21, INC. (“COMPANY”)
REGISTRATION STATEMENT ON FORM S-3 FILED
OCTOBER 2, 2007 (“REGISTRATION STATEMENT”)
FILE NO. 333-146450

Dear Mr. Krug:

Thank you for your letter of December 10, 2007. At your request, we are responding to each of your points with this supplemental letter. We are keying our responses to your comments.

COMMENT 1: Incorporation of Certain Information by Reference, page 29.

The disclosure will be revised to include the Form 10-Q filed November 13, 2007.

COMMENTS 2 & 3: We note your response to comment 5 and reissue the comment.

In determining our pre-transaction public float we are subtracting shares owned by directors, officers and 5% shareowners.

Our corrected response is:

Our pre-transaction public float (which we are defining as total outstanding shares of common stock less shares owned by directors, officers and 5% shareowners) was 47,998,010 shares. We are seeking to register a total of 15,999,336 shares (one-third of the pre-transaction public float), which consists of 12,761,392 shares underlying the Preferred Stock and 3,237,944 shares for payment of dividends. We are not seeking to register for any selling shareholder 10% or more of our pre-transaction public float.

Please note that the reference to an additional 4.55 million shares was an error and has been deleted.

We propose to amend the Registration Statement as follows:

1.	Page 2 - Calculation of Registration Fee will be updated to reflect the reduced number of shares being registered as set forth above;

2.	Page 3 - The number of shares being registered will be reduced as set forth above;

3.
Page 14 - The number of authorized shares was increased on December 13, 2007 from 100,000,000 to 150,000,000. This change will be reflected on Page 14 in the first sentence following the heading “DESCRIPTION OF SECURITIES” which will be changed to: “We are authorized to issue 150,000,000 shares of Common Stock, $.005 par value,……”

4.	Page 29 - Form 10-Q filed November 13, 2007 will be added;

Please advise us if our proposal is acceptable.

Sincerely,

/s/ Benjamin T. Sporn

Nutrition 21, Inc.
Vice President, General Counsel and Secretary
(917) 971-2791

Copy to:     Jeffrey Folger, Esq.